March 16, 2020

Michael J. Lotz
President and Chief Financial Officer
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, AZ 85008

       Re: Mesa Air Group, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed December 17, 2019
           File No. 1-38626

Dear Mr. Lotz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation